September 17, 2008

Richard G. Cutter, III
Vice President, General Counsel and Secretary
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514

>   **Re: CTS Corporation**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2007**
>   **File No. 001-04639**

Dear Mr. Cutter:

        We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 17

1.   We note your disclosure on page 18 of your definitive proxy statement that you have incorporated by reference that a peer group selected by Towers Perrin in 2007, after input from one of your executive officers, served as a major point of comparison for the level and structure of executive pay with companies similar to you in terms of size, geography and/or revenue. We also note your disclosure on page 21 of the proxy statement that this same peer group was used in 2008 to establish the stockholder return levels necessary for achievement of performance based equity based compensation. In your future filings, as applicable, please disclose the names of the companies that comprise your peer group or provide clarification as to why your Compensation Committee deems this group of companies appropriate for peer comparison if the identities of the companies in that group are not known to the Compensation Committee.

2.   We note from the disclosure under "Determination of Actual Awards" on page 20 of your proxy statement that actual awards made under the Management Incentive Plan are based on earnings per share, but you have not quantified the earnings per share targets that were necessary to be achieved in order for your named executive officers to earn their compensation under the Management Incentive Plan. As applicable, please provide such disclosure in your future filings. To the extent you believe that disclosure of the targets, on a historical basis, would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the targeted financial measures or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

* * * * *

        Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney